

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 29, 2025

Zhang Guowei
Chief Executive Officer
Jingbo Technology, Inc.
Floor 1 to 6, No. 1 to 10 Chuangyi Road
Yinhu Village, Shoujiang Town
Fuyang District, China 310000

> **Re: Jingbo Technology, Inc.**
> **Form 10-K for the Fiscal Year Ended February 29, 2024**
> **File No. 000-56570**

Dear Zhang Guowei:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                     Sincerely,

                                     Division of Corporation Finance
                                     Office of Technology